January 20, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington D.C., 20549
Attn:    Ta Tanisha Meadows
    Rufus Decker
    Taylor Beech
    Erin Jaskot

Re:     Denny's Corporation
Form 10-K for the Fiscal Year Ended December 25, 2019
Filed February 24, 2020
Form 8-K filed October 27, 2020
File No. 0-18051

Ladies and Gentlemen:

The purpose of this letter is to provide the detailed response of Denny’s Corporation to the comments set forth in your letter dated December 30, 2020. For your convenience, your comments have been reproduced in their entirety followed by our responses.

Form 10-K for the Fiscal Year Ended December 25, 2019
Item 11. Executive Compensation, page 36

1.We note that adjusted earnings per share growth and total shareholder return are two of the metrics used in your compensation plan and that you made nearly $103 million in common stock repurchases in 2019. In future filings, please discuss if and how the share repurchases affected the manner in which the Compensation Committee set the relevant targets used in your compensation plan and determined whether such targets were met.
Response:
We will revise future filings to include additional disclosures about how common stock repurchases (if any) affected the manner in which the Compensation Committee set the relevant targets used in our compensation plan and determined whether such targets were met.

Consolidated Financial Statements
Note 4. Refranchisings and Acquisitions
Refranchisings, page F-20

2.Please revise to disclose the nature of the valuation technique(s) and inputs used in the fair value measurement of assets held for sale as of the date of the latest balance sheet. Refer to ASC 820-10-50-2(bbb).

Response:
Assets held for sale were recorded at their carrying value as of December 25, 2019 due to their fair value exceeding their carrying value. We will revise our policy footnote in the future to include the following discussion of the nature of the valuation technique(s) and inputs used in the fair value of assets held for sale as of the date of the latest balance sheet:

“Assets held for sale consist of real estate properties and/or restaurant operations that we expect to sell within the next year. The assets are reported at the lower of carrying amount or fair value less costs to sell. Fair value is based upon Level 2 inputs, which include sales agreements. We cease recording depreciation on assets that are classified as held for sale. If the determination is made that we no longer expect to sell an asset within the next year, the asset is reclassified out of held for sale.”

Exhibits
Amended and Restated By-laws

3.    We note that Article VIII of your Amended and Restated By-laws provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for “any derivative action or proceeding brought on behalf of the Corporation.” In future filings, please clearly describe the provision in your disclosure, including any risks or other impact on investors related to the provision. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Please also tell us, and disclose in future filings, whether this provision applies to actions arising under the Exchange Act and/or the Securities Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. We also note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also disclose in future filings that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Response:
In future filings, we will provide the disclosures called for by the Staff’s comment.

Form 8-K filed October 27, 2020
Exhibits 99.1 and 99.2

4.    Since adjusted free cash flow is a non-GAAP liquidity measure, please revise your disclosures to reconcile this measure to cash flows from operating activities and prominently present amounts for the three major categories of the statement of cash flows. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.06 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

In future earnings releases and investor presentations furnished as exhibits to Form 8-K we will provide a reconciliation of Adjusted Free Cash Flow to Cash Flows from Operating Activities. Additionally, we will prominently present the three major categories of the statement of cash flows and modify our existing discussion of Adjusted Free Cash Flow in future earnings releases as follows:
“The Company believes that, in addition to GAAP measures, certain non-GAAP financial measures are appropriate indicators to assist in the evaluation of operating performance and liquidity on a period-to-period basis. The Company uses Adjusted EBITDA, Adjusted Free Cash Flow, Adjusted Net Income (Loss) and Adjusted
Net Income (Loss) Per Share internally as performance measures for planning purposes, including the preparation of annual operating budgets, and for compensation purposes, including incentive compensation for certain employees. Adjusted EBITDA is also used in the calculation of financial covenant ratios in accordance with the Company’s credit facility. Adjusted Free Cash Flow is also used as a non-GAAP liquidity measure by Management to assess the Company’s ability to generate cash and plan for future operating and capital actions. Management believes that the presentation of Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted Net Income (Loss) Per Share and Adjusted Free Cash Flow provide useful information to investors and analysts about the Company’s operating results, financial condition or cash flows. However, each of these non-GAAP financial measures should be considered as a supplement to, not a substitute for, operating income, net income (loss), net cash provided by operating activities, or other financial performance and liquidity measures prepared in accordance with U.S. generally accepted accounting principles.”

5.    Please retitle the non-GAAP measure total operating margin to better convey what it represents and so that it is not confusingly similar to operating income.
Response:
In future earnings releases and investor presentations furnished as exhibits to Form 8-K we will retitle all instances of the non-GAAP measure “total operating margin” to “restaurant-level operating margin”.

6.    Refer to your non-GAAP presentations on pages 3, 24, 26, 29, 30 and 34 of your investor presentation and the comparable GAAP measures that are not presented until a GAAP to non-GAAP reconciliation in the appendix on the last two pages of this presentation (pages 37 and 38). Please tell us how you considered the guidance in Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Also, refer to Item 10(e)(1)(i)(A) of Regulation S-K.
Response:
While we are cognizant of the guidance expressed in Question 102.10 of the non-GAAP Financial Measures Compliance and Disclosure Interpretations, and have considered the requirements set forth in Item 10(e)(1)(i)(A) of Regulation S-K, we note that the requirements expressed in both apply to materials “filed” with the Commission or “furnished” to the Commission under Item 2.02 of Form 8-K. However, the disclosures referenced in the Staff’s comment are contained in an investor presentation “furnished” to the Commission under Item 7.01 of Form 8-K. As such, we believe that the disclosures are subject to Regulation G promulgated by the Commission. Notably, Section 100(a)(1) of Regulation G requires “[a] presentation of the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP),” but does not state that the presentation of the comparable GAAP measure must be made with “equal or greater prominence” to the presentation of the non-GAAP measure, as is required by Item 10(e)(1)(i)(A) and Question 102.10. We believe that this is an important and intentional distinction. We are not aware of any other Staff guidance taking a different position. As such, we respectfully believe that our current presentation of comparable GAAP measures in the non-GAAP reconciliations included in the appendix to the investor presentation is compliant with applicable requirements and guidance, and intend to continue to utilize this approach in future investor presentations.

We believe the details discussed in this response to your letter sufficiently address the comments raised. However, please do not hesitate to contact the undersigned at 864-597-8347 if you have any further questions.

Respectfully,

/s/ Robert P. Verostek
Robert P. Verostek
Senior Vice President and
Chief Financial Officer

cc: Mr. Justin W. Chairman